UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                         Commission File Number 0-17594
                           NOTIFICATION OF LATE FILING

(Check One):    Form 10-K     Form 11-K      Form 20-F  X   Form 10-Q
            ----         ----           ----           ----

     Form N-SAR
----

         For Period Ended:  March 31, 2002
                            --------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ----------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

USA Biomass Corporation
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Full name of registrant

AMCOR Capital Corporation; North America Search Corporation
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Former name if applicable

7314 Scout Avenue
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Address of principal executive office (Street and Number)

Bell Gardens, California 90201
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City, state and zip code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   | (a)  The reasons  described in  reasonable  detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense;
   |
   | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be | filed on or before the 15th calendar day following the prescribed due
---|      date; or the subject  quarterly  report or  transition  report on Form
   |      10-Q, or portion thereof will be filed on or before the fifth calendar
   |      day following the prescribed due date; and
   |
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.

                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

USA Biomass Corporation filed a voluntary petition for relief under the provisions of Title 11 of the United States Code on December 8, 2000. USA Biomass Corporation's independent accountants resigned on December 8, 2000. USA Biomass Corporation submitted a request to the Commission asking the staff to agree not to recommend enforcement action by the Commission if USA Biomass Corporation followed modified reporting procedures during the pendency of its Chapter 11 case. Specifically, during the pendency of its Chapter 11 case, USA Biomass Corporation proposed to file with the Commission, under cover of Current Reports on Form 8-K, copies of the periodic financial reports that are required to be filed with the United States Trustee pursuant to the United States Trustee's "Operating Guidelines and Financial Reporting Requirements," in lieu of continuing to file quarterly and annual reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On or about April 6, 2001, bankruptcy counsel for USA Biomass Corporation was informed telephonically by the staff at the Commission that the staff would be denying USA Biomass Corporation's request to follow modified reporting procedures during the pendency of its Chapter 11 case. On April 19, 2001, the Office of Chief Counsel of the Commission, Division of Corporate Finance, issued a letter formally denying USA Biomass Corporation's request.

USA Biomass Corporation does not have approval to retain and pay new accountants from the United States Bankruptcy Court for the Central District of California, Los Angeles Division (the "Bankruptcy Court"), pursuant to Bankruptcy Code Sections 327, 328 and 1107. In addition, USA Biomass Corporation does not have sufficient unencumbered funds with which to pay independent accountants and meet the other expenses associated with meeting the reporting requirements under the Exchange Act. All of USA Biomass Corporation's available funds are "cash collateral" and pursuant to Section 363 of the Bankruptcy Code may not be used without the consent of each entity with an interest in the cash collateral or court authorization after notice and a hearing. USA Biomass Corporation does not have the requisite consents or court authorization to use available funds to retain and pay new accountants. Because USA Biomass Corporation has not engaged and cannot engage new independent accountants to review its financial statements, pursuant to Rule 12b-21, USA Biomass Corporation does not possess and cannot acquire without unreasonable effort or expense the information required to be reported in its Form 10-QSB. For all the above-stated reasons, USA Biomass Corporation will not be able to file its Form 10-QSB on or before the prescribed due date or on or before the 5th calendar day following the prescribed due date.

On March 19,  2002,  USA Biomass  Corporation  filed with the  Bankruptcy  Court
"Debtor's Third Amended Plan of Liquidation Dated March 19, 2002" which disclosed USA Biomass Corporation's intention to liquidate all of its assets in an orderly manner, to distribute the proceeds to creditors, to cancel its capital stock with no distributions to stockholders and to dissolve. However, at a hearing in Bankruptcy Court on April 24, 2002, USA Biomass Corporation withdrew its "Disclosure Statement Re: Debtor's Third Amended Plan of Liquidation Dated March 19, 2002" and requested a continued hearing date. USA Biomass Corporation now intends to reorganize and no longer intends to liquidate and dissolve. USA Biomass Corporation expects to file a new Plan of Reorganization (the "Plan") and a related disclosure statement (the "Disclosure Statement") with the Bankruptcy Court on or before June 3, 2002. A hearing to consider approval of the Disclosure Statement has been scheduled for July 9, 2002. The foregoing description of the Plan, which has not yet been filed, is incomplete. Material details of the Plan will be summarized in the Disclosure Statement which is expected to be filed on or before June 3, 2002. The Plan and Disclosure Statement are subject to further amendment or modification. There can be no assurance that the Bankruptcy Court will approve the Disclosure Statement and/or confirm the Plan.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


          Eugene W. Tidgewell                       562           928-9900
          -------------------------------         ---------    ----------------
               (Name)                            (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no, identify report(s).              Yes     X  No
                                                              -----      -----

          For the reasons set forth in the Form 12b-25 filed on March 30, 2001 and as updated on April 9, 2001, USA Biomass Corporation has not filed its Form 10-KSB for the annual period ended December 31, 2000. For the reasons set forth in the Form 12b-25 filed on May 15, 2001, USA Biomass Corporation has not filed its Form 10-QSB for the quarterly period ended March 31, 2001. For the reasons set forth in the Form 12b-25 filed on August 14, 2001, USA Biomass Corporation has not filed its Form 10-QSB for the quarterly period ended June 30, 2001. For the reasons set forth in the Form 12b-25 filed on November 13, 2001, USA Biomass Corporation has not filed its Form 10-QSB for the quarterly period ended September 30, 2001. For the reasons set forth in the Form 12b-25 filed on March 29, 2002, USA Biomass Corporation has not filed its Form 10-KSB for the annual period ended December 31, 2001. In addition, USA Biomass Corporation's Form 10-QSB for the quarterly period ended September 30, 2000, was filed with the Commission without review by USA Biomass Corporation's now-resigned accountants. USA Biomass Corporation also did not file with the Commission an amendment to a Form 8-K filed on March 15, 2000, regarding the acquisition of American Waste Transport, Inc. The financial information to be included in such amendment has not been made available to USA Biomass Corporation.


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                            X  Yes        No
                                                              -----      -----

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          USA Biomass Corporation filed a voluntary petition for relief under the provisions of Title 11 of the United States Code on December 8, 2000. There is no assurance that the Bankruptcy Court will approve the Disclosure Statement and/or confirm the Plan.

          USA Biomass Corporation expects to report a loss of approximately $700,000 for the quarterly period ended March 31, 2002. This compares to an estimated loss of approximately $118,000 for the quarterly period ended March 31, 2001. The expected increase in loss is due to several factors, including, but not limited to, (i) the payment of debt service for the full quarterly period ended March 31, 2002, as opposed to just one month for the quarterly period ended March 31, 2001, (ii) increases in workers compensation costs, (iii) and increases in fuel prices. However, due to the filing of USA Biomass Corporation's Chapter 11 petition, the reduction in its financial, accounting and administrative staff, and the loss of its accountants, USA Biomass Corporation cannot, at this time, exactly quantify the amount of the estimated loss for the quarterly period ended March 31, 2001, or the expected loss for the quarterly period ended March 31, 2002. The foregoing estimates are unaudited and have not been reviewed by independent accountants.


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                             USA BIOMASS CORPORATION
                             -----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  May    13, 2002               By  /s/  EUGENE W. TIDGEWELL
      ----------------              --------------------------------------------
                                    Eugene W. Tidgewell, Chief Financial Officer

                    Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.